aria RETIREMENT SOLUTIONS®

Free Writing Prospectus
Field Pursuant to Rule 433 Relating to
Prospectus dated May 15, 2013
Registration Statement No. 333-185576

RetireOne Transamerica II Summary - SEI Strategies

Transamerica Advisors Life Insurance Company

Product Concept	RetireOne Transamerica II is a Contingent Deferred Annuity that wraps around an approved list of mutual funds and ETFs residing in a custodial account.	
Product Availability	Product available on Non-Qualified Assets	
Issue Ages	35 – 90, available on Joint and Single Life	
Eligible SEI Strategies and Certificate Fee Percentages *	**SEI STRATEGY**	**CERTIFICATE FEE PERCENTAGE**
	SEI MODERATE GROWTH & INCOME STRATEGY	1.05%
	SEI GROWTH & INCOME STRATEGY	1.40%
	SEI TAX SENSITIVE 40 STRATEGY	1.15%
	SEI TAX SENSITIVE 60 STRATEGY	1.50%
Certificate Fee Reduction Available	0.05% - $500,000 and above The percentage is based on contributions into the Covered Asset Value less any excess withdrawals (Before Lock-In Date: any withdrawal or transfer from the Covered Asset Pool; After Lock-In Date: the amount of any Withdrawal in excess of the Coverage Amount allowed in a Certificate Year).	
Contributions	Minimum Initial Contribution Per Certificate: $50,000 Maximum Total Contributions Per Certificate Owner: $1 million, cumulative (cumulative contributions in excess of $1 million must be pre-approved) After Lock-In Contributions will no longer be permitted	
Coverage Base	• The Coverage Base is an amount we use to calculate your initial Coverage Amount. The Coverage Base is not available as a cash value. • Before the Lock-In Date, the Coverage Base is increased by any Subsequent Contribution to the Certificate Owner's Covered Assets and is decreased for any Withdrawals. • On Lock-In Date, the Coverage Base will be the greater of (1) the current Coverage Base or (2) the current Covered Asset Value. • After the Lock-In Date, the Coverage Base is increased in the event of a Step-Up in the Coverage Amount, and is decreased for any Excess Withdrawals.	
Coverage Base Step-Up Opportunity (Pre-Lock-In)	On each Certificate Anniversary, the Coverage Base will be greater of either the current Coverage Base, the Covered Asset Value on the Certificate Anniversary or the Covered Asset Value as of any Quarterversary during the immediately preceding Certificate Year if no withdrawals have been taken during the preceding Certificate Year. After Lock-In, the Coverage Base will change in the same proportion as the Coverage Amount upon an Automatic Step-up or Excess Withdrawals.	
Lock-In of Coverage Amount	The Certificate owner must select a date to Lock-In the Coverage Amount to begin taking income. The Lock-In date can be no earlier than the date the Certificate owner and spouse, if joint life, attains age 60. The attained age on the Lock-In date is used for all future calculations of the Coverage Amount. The initial Coverage Amount is established by multiplying the Coverage Base by the Coverage Percentage. The Coverage Percentage on the Lock-In date is based upon the attained age at that time and the current 10-Year US Treasury Bond Yield. After Lock-In, but before the Insured Event, the Coverage Amount is calculated on each Certificate Anniversary and is the greater of (1) the current Coverage Amount or (2) the current Covered Asset Value on the Certificate Anniversary multiplied by the current Coverage Percentage.	

* Investment strategy options offered by SEI Investments Management Corporation (SIMC), a wholly owned subsidiary of SEI Investments Company (SEI). Neither SEI nor its subsidiaries are affiliated with Transamerica Advisors Life Insurance Company, Aria Retirement Solutions, Inc., Protected Investors of America or your financial advisor. Fees listed on this page are certificate fees only and do not include fees for the SEI Funds. Please see applicable offering documents for information on investment strategy option fees.

222 South First Street Suite 600 Louisville KY 40202 877-575-ARIA (2742) www.aria4advisors.com

SEISUMFWP1213

Insurance policies are sold by Aria Retirement Solutions, Inc. doing business in California as Aria Insurance Solutions, Inc. (San Francisco, CA), a licensed insurance agency (CA License #0H44773). Insurance policies may not be available in all states. Securities Offered Through Protected Investors of America, Member FINRA/SIPC, registered in all 50 states.

RetireOne Transamerica II Summary

Transamerica Advisors Life Insurance Company

COVERAGE PERCENTAGES SINGLE LIFE OPTION1

10-Year United States Treasury Bond Yield3

Age of Covered Person At Lock-In Date2

0.00% to less than 4.5%

4.50% to less than 5.00%

5.00% to less than 5.50%

5.50% to less than 7.00%

7.00% +

60 4.0% 4.0% 4.5% 5.0% 5.5%

61 4.0% 4.1% 4.6% 5.1% 5.6%

62 4.0% 4.2% 4.7% 5.2% 5.7%

63 4.0% 4.3% 4.8% 5.3% 5.8%

64 4.0% 4.4% 4.9% 5.4% 5.9%

65 4.0% 4.5% 5.0% 5.5% 6.0%

66 4.1% 4.6% 5.1% 5.6% 6.1%

67 4.2% 4.7% 5.2% 5.7% 6.2%

68 4.3% 4.8% 5.3% 5.8% 6.3%

69 4.4% 4.9% 5.4% 5.9% 6.4%

70 4.5% 5.0% 5.5% 6.0% 6.5%

71 4.6% 5.1% 5.6% 6.1% 6.6%

72 4.7% 5.2% 5.7% 6.2% 6.7%

73 4.8% 5.3% 5.8% 6.3% 6.8%

74 4.9% 5.4% 5.9% 6.4% 6.9%

75 5.0% 5.5% 6.0% 6.5% 7.0%

76 5.1% 5.6% 6.1% 6.6% 7.1%

77 5.2% 5.7% 6.2% 6.7% 7.2%

78 5.3% 5.8% 6.3% 6.8% 7.3%

79 5.4% 5.9% 6.4% 6.9% 7.4%

80 5.5% 6.0% 6.5% 7.0% 7.5%

81 5.6% 6.1% 6.6% 7.1% 7.6%

82 5.7% 6.2% 6.7% 7.2% 7.7%

83 5.8% 6.3% 6.8% 7.3% 7.8%

84 5.9% 6.4% 6.9% 7.4% 7.9%

85 + 6.0% 6.5% 7.0% 7.5% 8.0%

1 If coverage is for joint lives, each of the Coverage Percentages will be 0.5% lower than for a single life.

2 If joint life coverage, age of younger joint life at Lock-In Date.

3 The yield will be determined as the closing yield as quoted by Bloomberg on the Lock-In Date.

All guarantees are based on the claims paying ability of Transamerica Advisors Life Insurance Company.

aria

222 South First Street

Suite 600

Louisville KY 40202

877-575-ARIA (2742)

www.aria4advisors.com

IMPORTANT INFORMATION ABOUT CDAs

Contingent Deferred Annuities (CDAs) can play an important role in your retirement plan, but they are not for everyone. Before investing, you and your Aria representative should discuss aspects that affect the appropriateness for your situation, including cost, investment timeframe and other retirement assets you may have. An Aria registered representative can help you determine whether this annuity may be appropriate for you.

IMPORTANT INFORMATION ABOUT RETIREONE TRANSAMERICA II

The RetireOne Transamerica II solution requires an investor’s holdings to remain fully invested in certain specific investments (“Eligible Assets”). It does not guarantee Eligible Asset performance or against a loss of principal. Ownership of the Eligible Assets on which the guarantee is based remains with the investor and can be accessed at any time, but withdrawals in excess of those permitted under the certificate terms will diminish or eliminate future guarantees. If the investor’s Covered Asset Value is depleted to zero by other than Excess Withdrawals, Transamerica Advisors Life Insurance Company makes payments based solely on its claims-paying ability, provided that the purchaser honors the terms of the annuity. The annuity has no cash value, surrender value or death benefit. You may never receive the benefits available under the annuity, because the Eligible Assets may perform well enough that it is never reduced to zero.

The annuity will terminate and no benefit payments will be made if 1) withdrawals are made in excess of those permitted, which reduces the Coverage Base or Coverage Amount to zero; 2) the annuity Certificate Fee is not paid; 3) assets are not allocated exclusively to Eligible Assets; or 4) Covered Asset Pool composition requirements are not met. See prospectus for more information on termination of the annuity.

Reallocation and investment performance may change your Investment Profile and Certificate Fee.

FEES

Certificate Fees for the Investment Strategies are as outlined on page one and are based on Fee Option 5. If the client chooses not to invest in one of the available strategies and instead uses Eligible Funds to build their own portfolio, the Certificate Fee ranges from 0.80% - 2.35%. All fees are assessed quarterly. If an Automatic Step-Up occurs, the current Certificate Fee Percentage in effect at the time of the step-up will be applicable, which could lead to an increase or decrease in your Certificate Fee. The Certificate Fee Percentage can increase by no more than 0.75%. These fees are in addition to any charges that are imposed in connection with advisory and other services or charges (including sales loads or brokerage commissions) imposed by or in connection with the Eligible Assets in which you are invested as well as any fees that apply if used with your Account.

The Fee Options allow you to choose a method for paying your Certificate Fee and Advisory Fee (Annual Fee Allowance). The Annual Fee Allowance is the total applicable Certificate Fee and/or Advisory Fee that may be withdrawn each Certificate Year without such withdrawals being considered an Excess Withdrawal.

The Certificate Fee is based on the Coverage Base and is deducted from the Covered Assets. The Advisory Fee is based on and deducted from the Covered Assets, and may be up to a maximum of 1.0%. Investment Strategies are only available with Fee Option 5.

CERTIFICATE FEE REDUCTIONS

The Certificate Fee may be reduced by no more than 0.10% if 100% of the Covered Asset Pool is invested in a predefined group of Eligible Funds. The fee reduction associated with the Eligible Fund group may be introduced, discontinued or revised at any time.

The Certificate Fee is reduced by 0.05% for net Certificate Contributions (aggregate Certificate Contributions less Excess Withdrawals) of $500,000 or higher.

TAXATION

Wrapping a custodial account with RetireOne Transamerica II does not impact the taxation of distributions from that custodial account. If and when that custodial account is depleted, benefit payments from Transamerica would be subject to ordinary income taxes.

OTHER IMPORTANT INFORMATION

The guaranteed lifetime payments are backed by the claims-paying ability of Transamerica Advisors Life Insurance Company. They are not backed by any other entity, including the administrator, the broker/dealer from which this annuity is purchased or any affiliates of those entities. In addition, none make any representations or guarantees regarding the claims-paying ability of Transamerica Advisor Life Insurance Company. Guarantees do not apply to the mutual funds or ETFs.

The RetireOne Transamerica II annuity is issued by Transamerica Advisors Life Insurance Company, Little Rock, AR. The annuity may not be available in all states or markets. Features and benefits may vary by state and market. In some states the annuity is issued as an individual contract instead of a group certificate. Certificate Form SALB2-CERT-0513 and Contract Form SALB2-IC-0513 (may vary by state).

Annuities may lose value and are not bank deposits, are not FDIC insured, and are not insured or endorsed by a bank or any government agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR and the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-575-ARIA (2742).

aira

222 South First Street

Suite 600

Louisville KY 40202

877-575-ARIA (2742)

www.aria4advisors.com